SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934

                         WHEREHOUSE ENTERTAINMENT, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    963281100
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                                 (CUSIP Number)
                                                      with a copy to:
Stephen Feinberg                                     Robert G. Minion, Esq.
450 Park Avenue                                      Lowenstein, Sandler, Kohl,
28th Floor                                             Fisher & Boylan, P.A.
New York, New York  10022                            65 Livingston Avenue
(212) 421-2600                                       Roseland, New Jersey  07068
                                                     (201) 992-8700
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 September 2, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________
1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                         Stephen Feinberg
________________________________________________________________________________
2) Check the Appropriate Box if a Member of a Group (See Instructions):
   (a)                                Not
   (b)                             Applicable
________________________________________________________________________________
3) SEC Use Only
________________________________________________________________________________
4) Source of Funds (See Instructions):  WC
________________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                    Not Applicable
________________________________________________________________________________
6) Citizenship or Place of Organization:           United States
________________________________________________________________________________

  Number of                     7) Sole Voting Power:                         *
  Shares Beneficially           8) Shared Voting Power:                       *
  Owned by
  Each Reporting                9) Sole Dispositive Power:                    *
  Person With:                 10) Shared Dispositive Power:                  *
________________________________________________________________________________
11) Aggregate Amount Beneficially Owned by Each Reporting Person:    6,824,756*
________________________________________________________________________________
12) Check if the Aggregate Amount in Row (11) Excludes Certain
    Shares (See Instructions):                Not Applicable
________________________________________________________________________________
13) Percent of Class Represented by Amount in Row (11):           64.4*
________________________________________________________________________________
14) Type of Reporting Person (See Instructions):       IA, IN
_________________________
* Cerberus Partners, L.P., a limited partnership organized under the laws of Delaware ("Cerberus"), owns 1,607,919 shares of Wherehouse Entertainment, Inc. (the "Company") common stock (the "Common Stock") and 3,528 warrants (the "Warrants") of the Company (each of which are exercisable for one share of the Common Stock). Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"), owns 1,894,173 shares of the Common Stock and 23,280 Warrants. Ultra Cerberus Fund, Ltd., a corporation organized under the laws of the Bahamas ("Ultra"), owns 150,648 shares of the Common Stock and 5,291 Warrants. Various other private investment funds for which the reporting person possesses voting and investment authority over the securities of the Company (the "Funds") own in the aggregate 3,118,760 shares of the Common Stock and 21,157 Warrants. See Item 5 for further information.

Item 1.  Security and Issuer.

     This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Wherehouse Entertainment, Inc. (the "Company"), whose principal executive offices are located at 19701 Hamilton Avenue, Torrance, California 90502-1334.

Item 2.   Identity and Background.

     The person filing this statement is Stephen Feinberg, whose business address is 450 Park Avenue, 28th Floor, New York, New York 10022. Mr. Feinberg serves as (i) the managing member of Cerberus Associates, LLC, the general partner of Cerberus Partners, L.P. ("Cerberus"), (ii) the investment manager for each of Cerberus International, Ltd. ("International"), Ultra Cerberus Fund, Ltd. ("Ultra") and certain other private investment funds (the "Funds") and
(iii) the managing member of Madeleine LLC, a Delaware limited liability company ("Madeleine"). Cerberus, International, Ultra, the Funds and Madeleine are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

     Mr. Feinberg has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

     All funds used to purchase shares of Common Stock of the Company on behalf of Cerberus, International, Ultra and the Funds come directly from the assets of Cerberus, International, Ultra and the Funds, respectively.

Item 4.  Purpose of Transaction.

     The acquisition of the shares of Common Stock referred to in Item 5 is solely for investment purposes on behalf of Cerberus, International, Ultra and the Funds, respectively. In addition, on August 28, 1997, Madeleine agreed to provide a portion of the financing necessary to enable A&M Investment Associates #4, LLC, a Delaware limited liability company ("A&M"), to purchase 385,542 shares of the Common Stock in a privately negotiated transaction from an unrelated third party. Other than as set forth herein, Mr. Feinberg has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     Based upon information provided by management of the Company, on August 20, 1997 there were issued and outstanding 10,546,259 shares of common stock of the Company. As of September 2, 1997, Cerberus owned 1,607,919 shares of the Common Stock and 3,528 Warrants; International owned 1,894,173 shares of the Common Stock and 23,280 Warrants; Ultra owned 150,648 shares of the Common Stock and 5,291 Warrants and the Funds in the aggregate owned 3,118,760 shares of the Common Stock and 21,157 Warrants. Stephen Feinberg possesses power to vote and direct the disposition of all shares of the Common Stock owned by each of Cerberus, International, Ultra and the Funds. The only transactions by each of Cerberus, International, Ultra and the Funds in shares of the Common Stock since July 29, 1997 (the date on which the Common Stock was registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended) were the purchases on September 2, 1997 of 200,000, 580,704, 40,000 and 150,000 shares of
Common Stock by Cerberus, International, Ultra and the Funds, respectively, from an unrelated third party in a privately negotiated transaction at $10.37 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     As described in Item 4 above, Madeleine has agreed to provide a portion of the financing necessary to enable A&M to purchase 385,542 shares of the Common Stock in a privately negotiated transaction from an unrelated third party. Also, Cerberus is a party to a Registration Rights Agreement with the Company, dated as of January 31, 1997, pursuant to which Cerberus and certain other parties may require the Company to, among other things, register under the Securities Act of 1933, as amended, all or a portion of the shares of Common Stock held by them. Also, Cerberus is a party to a Tag-Along Rights Agreement, dated as of January 31, 1997, pursuant to which Cerberus has granted to certain holders of the Warrants the right, in the event any third party proposes to purchase from Cerberus not less than 750,000 shares of the Common Stock, to require such third party to purchase from such holders a percentage of the shares of Common Stock underlying the Warrants held by such holders. Other than as set forth herein, no contracts, arrangements, understandings or similar relationships exist with respect to the shares of common stock of the Company between Stephen Feinberg and any person or entity.

Item 7.  Material to be Filed as Exhibits.

     1. Form of Term Loan Agreement, dated August 28, 1997, between Madeleine LLC and A&M Investment Associates #4.

     2. Registration Rights Agreement, dated as of January 31, 1997, among Wherehouse Entertainment, Inc., Cerberus Partners, L.P., CS First Boston Securities Corporation and Bank of America Illinois.

     3. Tag-Along Rights Agreement, dated as of January 31, 1997, among Cerberus Partners, L.P., United States Trust Company of New York and the Initial Holders (as defined therein).

                                    Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                            September 10, 1997


                                            /s/ Stephen Feinberg
                                            ____________________________________
                                            Stephen  Feinberg, in  his  capacity
                                            as the managing member  of  Cerberus
                                            Associates, LLC, the general partner
                                            of Cerberus  Partners,  L.P., and as
                                            the  investment  manager for each of
                                            Cerberus International,  Ltd., Ultra
                                            Cerberus Fund, Ltd. and the Funds

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                   EXHIBIT 1

                                 August 28, 1997


A&M Investment Associates #4, LLC
Alvarez & Marsal, Inc.
885 Third Avenue, Suite 1700
New York, New York 10022-4802


         Re:      Term Loan Agreement

Gentlemen:

     This letter agreement (this "Agreement") shall constitute the agreement of Madeleine, LLC ("Madeleine") to make a term loan to A&M Investment Associates #4, LLC, a Delaware limited liability company ("A&M"), for the purpose of financing the purchase by A&M of 385,542 shares of common stock of Wherehouse Entertainment, Inc. (the "Stock") at the price of Ten and Three Eighths of One Dollar per share ($10 3/8).

     1. Definitions. The following terms used in this Agreement shall have the following meanings:

     "Affiliate" means, as applied to any person, any other person directly or indirectly controlling, controlled by, or under common control with, that person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that person, whether through the ownership of voting securities or by contract or otherwise.

     "A&M Stock Pledge and Account Agreement" means that certain A&M Stock Pledge and Account Agreement dated as of the date hereof between Madeleine and A&M and in the form of Annex II hereto.

     "Promissory Note" means the Secured Non-Recourse Promissory Note of A&M, dated the date hereof and in the form of Annex I hereto, to evidence the Term Loan made by Madeleine under this Agreement.

     "Obligations" means all obligations of A&M under this Agreement, the Promissory Note, the A&M Stock Pledge and Account Agreement and all matters relating hereto and thereto.

     2. Term Loan.

     (a) Amount; Expiration. Madeleine hereby agrees to provide a term loan in the amount of Two Million Five Hundred Thousand Nine Hundred Ninety Eight United States Dollars and Twenty Five United States Cents ($2,599,998.25) to A&M (the "Term Loan"). The commitment of Madeleine hereunder to make the Term Loan shall expire immediately and without further action on September 1, 1997 if the Term Loan is not made on or before that date.

     (b) Borrowing Mechanics. A&M may request the Term Loan by delivering to Madeleine, not later than 12:00 noon (New York time) on the proposed funding date for the Term Loan, a notice of borrowing which shall be in the amount of $2,599,998.25 and shall specify the proposed funding date for the Term Loan the proceeds of which shall be transmitted by wire on such proposed funding date to:

                     Citibank
                     ABA #021000089
                     for account of Bear Stearns Securities Corp.
                     Account #09253186
                     for sub-account of Madeleine, LLC
                     Sub-account #1020675227


Such notice shall be executed by the person acting as an authorized representative of A&M, who shall, until A&M advises Madeleine to the contrary, be Antonio C. Alvarez II or Bryan Marsal. A&M may make only one borrowing under the Term Loan, and amounts borrowed under the Term Loan and subsequently repaid or prepaid may not be reborrowed. Except as otherwise provided in this Agreement, the Promissory Note and the A&M Stock Pledge and Account Agreement, A&M hereby agrees that amounts borrowed under this subsection 2(b) shall be applied only toward the purchase by A&M of the Stock.

     (c) Repayments, Prepayments; Promissory Note. The principal of the Term Loan shall be repaid in full on January 31, 2004 and shall be evidenced by the Promissory Note; provided, however that A&M may, upon written notice to Madeleine on or prior to 12:00 Noon (New York City time) on the date of prepayment, prepay all or any portion of the principal of the Term Loan. In the event that all amounts due and owing under this Agreement are not paid immediately upon January 31, 2004, Madeleine may, subject to subsection 5.10 of this Agreement, exercise any other remedy available to it at law, in equity or otherwise.

     (d) Interest. Interest shall be payable on the Term Loan at the rate and at the times set forth in the Promissory Note.

     (e) Use of Proceeds. The proceeds of the Term Loan shall be used by A&M solely for the purchase of the Stock, and A&M shall purchase the Stock on the same date that A&M receives the proceeds of the Term Loan from Madeleine.

     (f) Assignments and Participations. Madeleine shall have the right at any time to sell, assign, transfer, negotiate or grant participations in all or any part of the Promissory Note and the Term Loan. A&M hereby acknowledges and agrees that any such disposition will give rise to a direct obligation of A&M to the participant and the participant shall for all purposes relevant thereto be considered to be treated as though it were "Madeleine" under the Promissory Note and hereunder.


     3. Representations and Warranties. A&M represents and warrants as follows:

     3.1 Valid Existence, etc. A&M is a limited liability company duly organized and validly existing under the laws of the State of Delaware; A&M has the power and adequate authority, rights and franchises to own its properties and to carry on its business as now conducted; A&M has the power and adequate authority to make and carry out this Agreement, the Promissory Note and the A&M Stock Pledge and Account Agreement; and A&M is in good standing wherever necessary to carry on its present business and operations.

     3.2 Due Authorization. Antonio C. Alvarez II and Bryan Marsal are the sole co-managers of A&M, and either Antonio C. Alvarez II or Bryan Marsal are duly authorized to execute and deliver this Agreement and the A&M Stock Pledge and Account Agreement on behalf of A&M. A&M has duly authorized the execution and delivery of this Agreement, the Promissory Note and the A&M Stock Pledge and Account Agreement.

     3.3 Binding Obligation. This Agreement, the Promissory Note and the A&M Stock Pledge and Account Agreement are the legal, valid and binding obligations of A&M, enforceable against A&M in accordance with their respective terms, subject, however, to the application by a court of general principles of equity and to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar law affecting creditors' rights generally.

     3.4 No Conflict. The execution and delivery of this Agreement, the Promissory Note and the A&M Stock Pledge and Account Agreement, the consummation of the transactions herein and therein contemplated and the fulfillment of or compliance with the terms and conditions hereof and thereof will not in any material respect conflict with or constitute a violation or breach of or default (with due notice or the passage of time or both) under the operating agreement of A&M or any applicable law or administrative rule or regulation, or any applicable court or administrative decree or order, or any note, trust agreement, mortgage, deed of trust, loan agreement, lease, contract or other agreement or instrument to which A&M is a party or by which it or its properties are otherwise subject or bound, or result in the creation or imposition of any lien of any nature whatsoever, upon any of the property or assets of A&M except for the A&M Stock Pledge and Account Agreement.

     4. Covenants.

     4.1 Affirmative Covenants. In consideration of Madeleine entering into this Agreement, A&M agrees that it will, unless Madeleine shall otherwise consent in writing:

          (a) Maintenance of Existence. Maintain and preserve its existence and all rights, privileges, licenses, franchises and other authority adequate for the conduct of its business in an orderly manner without voluntary interruption.

          (b) Compliance with Laws. Comply with all applicable laws, rules, regulations and orders of any governmental authority, the non-compliance with which would materially and adversely affect the business or condition of A&M.

    (c) Payment of Taxes. Promptly pay all lawful taxes, governmental charges and assessments at any time levied or assessed upon or against it or its properties; provided, however, that it shall have the right to contest in good faith and by appropriate proceedings diligently pursue any such sums and pending such contest may delay or defer payment thereof.

          (d) Notice of Adverse Events. Deliver written notice promptly upon (and, in any event, within one business day of) (i) the occurrence of any default in the payment when due of any indebtedness of A&M or of any condition or event that would permit the holders of any outstanding indebtedness of A&M to declare such indebtedness to be due and payable prior to its scheduled maturity or (ii) any material adverse change in the business, condition (financial or otherwise), operations, properties or prospects of A&M.

     4.2 Negative Covenant. In consideration of Madeleine entering into this Agreement, A&M agrees that it will not, without the prior written consent of Madeleine, sell, assign (by operation of law or otherwise) or otherwise dispose of any of the Stock; or, except for the security interest created by the A&M Stock Pledge and Account Agreement, create or suffer to exist any lien upon or with respect to any of the Stock to secure the indebtedness or other obligations of any person or entity; or (iii) do, or permit or suffer to be done, anything that may impair the value of the Stock or the security intended to be effected under this Agreement, the Promissory Note and the A&M Stock Pledge and Account Agreement, and shall use its best efforts to preserve, protect and enhance the value of the Stock.

     5. Miscellaneous.

     5.1  Taxes.  All sums  payable by A&M under  this  Agreement  shall be paid
(i) free of any restriction or condition, (ii) free and clear of and (except to the extent required by law) without any deduction or withholding on account of any tax imposed, levied, collected, withheld or assessed by or within the United States of America or any political subdivision in or of the United States of America and (iii) without deduction or withholding (except to the extent required by law) on account of any other amount, whether by way of set-off or otherwise.

     5.2 Amendments, Etc. No amendment or waiver of any provision of this Agreement, nor consent to any departure by A&M therefrom, shall in any event be effective unless the same shall be in writing and signed by Madeleine and A&M and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

     5.3 Notice, Etc. All notices, demands and other communications provided for hereunder shall, unless otherwise stated herein, be in writing (including facsimile notice with telephonic confirmation) and mailed, sent or delivered, if to A&M:

         A&M Investment Associates #4, LLC
         c/o Alvarez & Marsal, Inc.
         885 Third Avenue, Suite 1700
         New York, New York 10022-4802
         Attention:  Mr. Antonio C. Alvarez II
         Telecopy no.: (212) 230-3307

and if to Madeleine, in the case of deliveries or mailings, at its address at 450 Park Avenue, 28th Floor, New York, New York 10022, and in the case of telecopy, to telecopy no.: (212) 421-2947, in each case Attention: Mr. Robert C. Davenport.

     5.4 No Waiver; Remedies. No failure on the part of Madeleine to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

     5.5 Costs, Expenses and Taxes. A&M hereby agrees to pay on demand all reasonable costs and expenses incurred in connection with the preparation, execution, delivery, filing, recording and administration of this Agreement including, without limitation, the reasonable fees and expenses of counsel for Madeleine with respect to the preparation and administration of this Agreement and the Promissory Note and advising Madeleine as to its rights and responsibilities under this Agreement and the Promissory Note. A&M also agrees to pay all reasonable costs and expenses (including reasonable counsel fees and expenses) incurred in connection with the enforcement or amendment of this Agreement or the Promissory Note or any insolvency or bankruptcy proceeding. In addition, A&M shall pay any and all stamp and other taxes and fees payable or determined to be payable in connection with the execution, delivery, filing and recording of this Agreement, the Promissory Note and the A&M Stock Pledge and Account Agreement, and agrees to save Madeleine harmless from and against any and all liabilities with respect to or resulting from any delay in paying or omitting to pay such taxes and fees, except to the extent that such liability results from the gross negligence or willful misconduct of Madeleine.

     5.6 Binding Effect. This Agreement shall become effective when it shall have been executed by A&M and Madeleine and thereafter shall be binding upon and inure to the benefit of A&M and Madeleine and their respective successors and assigns, except that A&M shall not have the right to assign its rights hereunder or any interest herein to any person without the prior written consent of Madeleine.

     5.7 Severability. Any provision of this Agreement which is prohibited, unenforceable or not authorized in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition, unenforceability or non-authorization without invalidating or affecting the remaining provisions hereof, or affecting the validity, enforceability or legality of such provision in any other jurisdiction.

     5.8 Governing Law and Jurisdiction. This Agreement and the rights and obligations of the parties hereunder shall be governed by, and shall be construed and enforced in accordance with, the internal laws of the State of New York without regard to conflicts of laws principles. Any action or proceeding arising out of or relating to this Agreement, the Promissory Note or the A&M Stock Pledge and Account Agreement shall be heard and determined in an appropriate state or federal court in the State of New York.

     5.9 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY AGREES TO WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE PROMISSORY NOTE OR THE A&M STOCK PLEDGE AND ACCOUNT AGREEMENT, OR ANY DEALINGS BETWEEN THEM RELATING TO THE SUBJECT MATTER OF THE PROMISSORY NOTE AND THIS AGREEMENT AND THE LENDER/BORROWER RELATIONSHIP THAT IS BEING ESTABLISHED. The scope of this waiver is intended to be all-encompassing of any and all disputes that may be filed in any court and that relate to the subject matter of this transaction, including without limitation, contract claims, tort claims, breach of duty claims, and all other common law and statutory claims. Each party hereto acknowledges that this waiver is a material inducement to enter into a business relationship, that each has already relied on the waiver in entering into this Agreement, and that each will continue to rely on the waiver in their related future dealings. Each party hereto further warrants and represents that each has reviewed this waiver with its legal counsel, and that each knowingly and voluntarily waives its jury trial rights following consultation with legal counsel. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THE WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT, THE PROMISSORY NOTE, THE A&M STOCK PLEDGE AND ACCOUNT AGREEMENT OR TO ANY OTHER DOCUMENTS OR AGREEMENTS RELATING TO THE PROMISSORY NOTE. In the event of litigation, this Agreement may be filed as a written consent to a trial by the court.

     5.10 Recourse  Limited.  Notwithstanding  any provision of this  Agreement,
Madeleine's sole remedy in respect of the Obligations arising under this Agreement, the Promissory Note and the A&M Stock Pledge and Account Agreement shall be to sell, mortgage, foreclose upon or otherwise dispose of the Stock.

     5.11 Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto on separate counterparts, each of which counterpart, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same agreement.


                  [Remainder of page intentionally left blank]

     Kindly indicate your acceptance of this Agreement by executing and delivering a counterpart of this Agreement on or before August 28, 1997.


                                                     MADELEINE, LLC


                                                     By: _______________________

THE FOREGOING AGREEMENT IS
ACCEPTED:

A&M INVESTMENT ASSOCIATES #4, LLC


By:  _________________________________
     Antonio C. Alvarez II, Co-manager

                                     ANNEX I

                                     FORM OF

                        A&M INVESTMENT ASSOCIATES #4, LLC

            SECURED NON-RECOURSE PROMISSORY NOTE DUE JANUARY 31, 2004


$2,599,998.25                                                   August 28, 1997
                                                             New York, New York


     A&M INVESTMENT ASSOCIATES #4, LLC ("Payor"), for value received, hereby promises to pay to MADELEINE, LLC., a New York limited liability company ("Payee"), the principal sum of $2,599,998.25 on January 31, 2004, with periodic interest payments as herein provided and without mandatory interim principal payments.

     Interest on the unpaid principal amount hereof will accrue from the date hereof through maturity, at the rate of eleven percent (11%) per annum; provided that in no event will the amount of interest due under this Note exceed the maximum amount permitted by law. Interest due under this Note shall be computed on the basis of a 360-day year, based on the actual number of days elapsed. Interest due under this Note shall compound annually and shall be due and payable at the principal office of Payee on the last day of each calendar quarter.

     Payor shall have the right at any time or from time to time to prepay any of the principal amount and/or interest due hereunder without penalty or premium.

     This Note is the "Promissory Note" referred to in that certain Term Loan Agreement, dated as of August 28, 1997, between Payor and Payee (the "Term Loan Agreement"). This Note shall be repaid in the manner set forth in Section 2(c) of the Term Loan Agreement.

     This Note is the "Promissory Note" referred to in that certain A&M Stock Pledge and Account Agreement, dated as of the date hereof, between Payor and Payee (the "A&M Stock Pledge and Account Agreement"). This Note is a non-recourse note secured by, and is entitled to the benefit of, the A&M Stock Pledge and Account Agreement, the terms and provisions of which are hereby incorporated herein as if set forth herein in full. This Note shall become immediately due and payable in its entirety, including all accrued interest, upon the occurrence of an Event of Default under the A&M Stock Pledge and Account Agreement, but Payee's sole remedy shall be to sell, mortgage, foreclose upon or otherwise dispose of the Stock pledged to Payee under the A&M Stock Pledge and Account Agreement.

     Payor hereby waives presentment, demand, protest, notice of protest and notice of dishonor.

     To the full extent permitted by law, the obligations of Payor under this Note shall not be subject to any counterclaim, set-off, deduction, diminution, abatement, recoupment, suspension, deferment, reduction or defense (other than the full and strict compliance by Payor with those obligations) based on any claim that Payor may have against Payee or any other person.

     No provision of this Note may be waived, modified or discharged orally, but only by an agreement in writing signed by the party against whom enforcement is sought.

     This Note shall be governed by and construed in accordance with the internal laws of the State of New York without regard to conflict of law principles.


                [remainder of this page intentionally left blank]

     IN WITNESS WHEREOF, Payor has caused this Note to be duly executed and delivered by its officer thereunto duly authorized as of the date and at the place first written above.


                                             A&M INVESTMENT ASSOCIATES #4, LLC


                                             By _____________________________
                                                Name:  Antonio C. Alvarez II
                                                Title: Co-manager

                                    ANNEX II

                                     FORM OF

                     A&M STOCK PLEDGE AND ACCOUNT AGREEMENT


     In order to induce MADELEINE, LLC ("Secured Party") to accept from A&M INVESTMENT ASSOCIATES #4, LLC ("Debtor") its Secured Non-Recourse Promissory Note, dated August 28, 1997 in the original principal amount of $2,599,998.25 (the "Non-Recourse Promissory Note") in connection with the purchase by Debtor of 385,542 shares of common stock of Wherehouse Entertainment, Inc. (the "Stock"), the parties hereto agree as follows:

     1. Pledge; Grant of Security. Debtor hereby pledges, hypothecates, assigns, grants, transfers, sets over and delivers to Secured Party and hereby grants and assigns to Secured Party with power of sale, a continuing security interest in all of Debtor's right, title and interest in and to the Stock, together with the certificates representing the Stock, all securities hereafter delivered to Debtor in substitution for or in addition to the Stock, all certificates and instruments representing or evidencing such securities, all securities or other non-cash property at any time and from time to time received, receivable, or otherwise distributed in respect of any or all of the foregoing, and all securities, cash or other property at any time and from time to time received, receivable, or otherwise distributed in exchange for, or in respect of, any or all of the foregoing, all of which (to the extent received by Debtor) Debtor shall deliver to Secured Party promptly upon receipt for retention by Secured Party hereunder. The Stock, certificates, instruments, securities, cash and other property which are subject to the pledge and security interest created hereby, are herein collectively referred to as the "Collateral".

     2. Securities Account; Securities Intermediary.

     (a) Credit of the Collateral to Securities Account. Immediately following the Debtor's purchase of the Stock, Debtor shall cause the Collateral to be credited to a securities account held in the name of Secured Party (the
"Securities Account" which term shall include any Securities Account that Secured Party from time to time elects to replace the then-existing Securities Account), and having account number 1020675227 at the office of Bear Stearns Securities Corp. (in such capacity "Securities Intermediary," which term shall include any successor Securities Intermediary appointed from time to time by Secured Party), located at One Metrotech Center North, Brooklyn, New York 11201-3859.

     (b) Disposition of the Collateral in Securities Account. Debtor agrees that Secured Party may, as provided in Section 10 of this Agreement, sell or cause the sale of the Collateral and instruct the Securities Intermediary to transfer proceeds of such sale.

     3. Security for Obligations. This Agreement secures, and the Collateral is collateral security for, the prompt payment or performance in full when due, whether at stated maturity, by required prepayment, declaration, acceleration, demand or otherwise (including the payment of amounts that would become due but for the operation of the automatic stay under Section 362(a) of the Bankruptcy Code, 11 U.S.C. section 362(a)), of all obligations and liabilities of every nature of Debtor now or hereafter existing under or arising out of the Term Loan Agreement dated as of the date hereof, between the Debtor and Secured Party (the "Term Loan Agreement"), and the Non-Recourse Promissory Note and all extensions or renewals thereof, whether for principal, interest (including without limitation interest that, but for the filing of a petition in bankruptcy with respect to Debtor, would accrue on such obligations), fees, expenses, indemnities or otherwise, whether voluntary or involuntary, direct or indirect, absolute or contingent, liquidated or unliquidated, whether or not jointly owed with others, and whether or not from time to time decreased or extinguished and later increased, created or incurred, and all or any portion of such obligations or liabilities that are paid, to the extent all or any part of such payment is avoided or recovered directly or indirectly from Secured Party as a preference, fraudulent transfer or otherwise (all such obligations and liabilities being the "Underlying Debt"), and all obligations of every nature of Debtor now or hereafter existing under this Agreement (all such obligations of Debtor, together with the Underlying Debt, being the "Secured Obligations").

     4. Representations and Warranties. Debtor represents and warrants as follows:

     (a) Authorization. Debtor has full power and authority to grant security interests in the Collateral, and to execute, deliver, and perform this Agreement, without the consent or approval of any other person.

     (b) Binding Obligation. This Agreement constitutes the legally valid and binding obligation of Debtor, enforceable against Debtor in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles relating to or limiting creditors' rights generally.

     (c) Ownership of Collateral. Except for the security interest created by this Agreement, Debtor owns, or at the time the Collateral comes into existence will own, the Collateral free and clear of any lien, mortgage, pledge, assignment, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof, and any agreement to give any security interest) and any option, trust or other preferential arrangement having the practical effect of any of the foregoing (any of the foregoing, a "Lien"). Except as may have been filed in favor of Secured Party relating to this Agreement, no effective financing statement or other instrument similar in effect covering all or any part of the Collateral is on file in any filing or recording office, and the pledge and assignment of the Collateral pursuant to this Agreement creates a valid, perfected and first priority security interest in the Collateral securing payment of the Secured Obligations.

     (d) No Conflict. The execution, delivery and performance by Debtor of this Agreement will not (i) violate any provision of law applicable to Debtor, or any order, judgment or decree of any court or other agency of government binding on Debtor, (ii) be in conflict with, result in a breach of, or constitute (with due notice or lapse of time or both) a default under any contractual obligation of Debtor or (iii) result in or require the creation or imposition of any Lien upon any of Debtor's properties or assets.

     (e) Other Information. All information heretofore, herein or hereafter supplied to Secured Party by or on behalf of Debtor with respect to the Collateral is accurate and complete in all respects.

     5. Voting Powers. At any time during which an Event of Default shall not have occurred and be continuing, Debtor shall retain and be entitled to exercise all voting powers pertaining to the Stock or any part thereof.

     6. Further Assurances. Debtor agrees that from time to time, at the expense of Debtor, Debtor will promptly execute and deliver all further instruments and documents, and take all further action, that may be necessary or desirable, or that Secured Party may request, in order to perfect and protect any security interest granted or purported to be granted hereby or to enable Secured Party to exercise and enforce its rights and remedies hereunder with respect to any Collateral. Without limiting the generality of the foregoing, Debtor will
(i) execute and file such financing or continuation statements, or amendments thereto, and such other instruments or notices, as may be necessary or desirable, or as Secured Party may request, in order to perfect and preserve the security interests granted or purported to be granted hereby and (ii) at Secured Party's request, appear in and defend any action or proceeding that may affect Debtor's title to or Secured Party's security interest in all or any part of the Collateral.

     7. Transfers and Other Liens. Prior to the payment and performance in full of the Secured Obligations, Debtor shall not (i) sell, assign (by operation of law or otherwise) or otherwise dispose of any of the Collateral; or (ii) except for the security interest created by this Agreement, create or suffer to exist any lien upon or with respect to any of the Collateral to secure the indebtedness or other obligations of any person or entity; or (iii) do, or permit or suffer to be done, anything that may impair the value of the Collateral or the security intended to be effected hereby and shall use its best efforts to preserve, protect and enhance the value of the Collateral.

     8. Secured Party Appointed Attorney-in-Fact; Secured Party Performance.

     (a) Secured Party Appointed Attorney-in-Fact. Debtor hereby irrevocably appoints Secured Party as Debtor's attorney-in-fact, with full authority in the place and stead of Debtor and in the name of Debtor, Secured Party or otherwise, from time to time in Secured Party's discretion to take any action and to execute any instrument that Secured Party may deem necessary or advisable to accomplish the purposes of this Agreement or the Third-Party Account Agreement, including (a) to file one or more financing or continuation statements, or amendments thereto, relative to all or any part of the Collateral without the signature of Debtor and (b) to receive, endorse and collect any instruments made payable to Debtor representing any dividend, principal or interest payment or other distribution in respect of the Collateral or any part thereof and to give full discharge for the same.

     (b) Performance by Secured Party. If Debtor fails to perform any agreement contained herein, Secured Party may itself perform, or cause performance of, such agreement, and the expenses of Secured Party incurred in connection therewith shall be payable by Debtor under Section 15.

     9. Events of Default. The occurrence of any of the following events shall constitute an "Event of Default":

     (a) Failure to Make Payments When Due. Failure of Debtor to pay any principal, interest or other amount due under the Non-Recourse Promissory Note when due, whether by required prepayment, declaration, acceleration, demand or otherwise, including the failure to repay the Non-Recourse Promissory Note to the extent required under Sections 2(c) and 2(d) of the Term Loan Agreement; or

     (b) Breach of Covenants. Failure of Debtor to perform or observe any other term, covenant or agreement on Debtor's part to be performed or observed pursuant to this Agreement, the Term Loan Agreement or the Non-Recourse Promissory Note within five (5) days after written notice of such failure is given to Debtor by Secured Party; or

     (c) Breach of Representation or Warranty. Any representation or warranty made by Debtor to Secured Party in connection with this Agreement, the Term Loan Agreement or the Non-Recourse Promissory Note shall prove to have been false in any material respect when made; or

     (d) Resignation or Termination of Service of Antonio C. Alvarez II to Wherehouse Entertainment, Inc. In the event Antonio C. Alvarez II ("Alvarez"), co-manager of A&M (i) resigns from either or both of his positions as Chief Executive Officer and Chairman of the Board of Wherehouse Entertainment, Inc.
(X) prior to the termination of that certain Management Services Agreement, dated January 31, 1997 (the "Management Services Agreement"), by and among WEI Acquisition Co. (presently named Wherehouse Entertainment, Inc.), Alvarez & Marsal, Inc., A&M Investment Associates #3, LLC, Cerberus Partners, L.P. and Alvarez or (Y) prior to any extensions of the Management Services Agreement as provided by Section 2(b) thereof, or (ii) is terminated from either or both such positions for cause, as provided in the Management Services Agreement; or

     (e) Breach of Management Services Agreement. Failure of Alvarez to perform or observe any material term, covenant or agreement on Alvarez's part to be performed or observed pursuant to the Management Services Agreement, which failure has not been remedied 30 days after written notice of such failure is given to Debtor by Secured Party; or

     (f) Involuntary Bankruptcy, etc. (i) A court having jurisdiction in the premises shall enter a decree or order for relief in respect of Debtor in an involuntary case under Title 11 of the United States Code entitled "Bankruptcy" (as now and hereinafter in effect, or any successor thereto, the "Bankruptcy Code") or any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, which decree or order is not stayed; or any other similar relief shall be granted under any applicable federal or state law or (ii) an involuntary case shall be commenced against Debtor under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect; or a decree or order of a court having jurisdiction in the premises for the appointment of a receiver, liquidator, sequestrator, trustee, custodian or other officer having similar powers over Debtor or over all or a substantial part of Debtor's property shall have been entered; or the involuntary appointment of an interim receiver, trustee or other custodian of Debtor for all or a substantial part of Debtor's property shall have occurred; or a warrant of attachment, execution or similar process shall have been issued against any substantial part of the property of Debtor, and, in the case of any event described in this clause (ii), such event shall have continued for 60 days unless dismissed, bonded or discharged; or

     (g) Voluntary Bankruptcy, etc. An order for relief shall be entered with respect to Debtor, or Debtor shall commence a voluntary case under the Bankruptcy Code or any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or shall consent to the entry of an order for relief in an involuntary case, or to the conversion of an involuntary case to a voluntary case, under any such law, or shall consent to the appointment of or taking possession by a receiver, trustee or other custodian for all or a substantial part of Debtor's property.

     10. Rights and Remedies. (a) If any Event of Default shall have occurred, all of the Secured Obligations shall immediately become due and payable and Secured Party may exercise in respect of the Collateral, in addition to all other rights and remedies provided for herein or otherwise available to it, all the rights and remedies of a secured party on default under the Uniform Commercial Code as in effect in any relevant jurisdiction (whether or not the Code applies to the affected Collateral). Secured Party's sole remedy in respect of the Secured Obligations arising under the Non-Recourse Promissory Note shall be against the Collateral. In exercising its remedies against the Collateral, Secured Party may, upon ten (10) days' written notice to Debtor, but without any other demand or notice whatsoever, transfer ownership of the Stock to Secured Party in discharge of the Secured Obligations to the extent of the Fair Market Value, as defined in Section 10(c) of this Agreement, of the shares of the Stock so transferred, to the extent required to pay all of the Secured Obligations, such transfer to be free and clear of any right or equity of redemption, which right or equity is hereby expressly waived and released.

     (b) In the event shares of the Stock are so transferred in discharge of any or all of the Secured Obligations, such transfer shall be applied first to the amounts payable as set forth in Section 15 and second to the Obligations arising in respect of the Non-Recourse Promissory Note and the Term Loan Agreement, in each case first to liabilities for interest and then to liabilities for principal. All rights and remedies hereunder are in addition to whatever other rights the parties hereto may otherwise have against one another, and no exercise of any such rights or remedies shall be deemed to preclude the exercise of any other rights or remedies.

     (c) For purposes of this Agreement, the "Fair Market Value" of any shares of the Stock shall mean an amount agreed to by Debtor and Secured Party as being the fair market value of such shares of the Stock. If Debtor and Secured Party are unable to agree upon the Fair Market Value of the shares of the Stock, the "Fair Market Value" of the Stock shall equal an amount therefor determined by a majority vote of three independent valuation firms, one each selected by A&M and Secured Party and the third (the "Third Appraiser") selected by the two independent valuation firms selected by A&M and Secured Party. If two of the three appraisers cannot agree on the Fair Market Value, the determination of the Third Appraiser shall control. Each of A&M and Secured Party shall pay the fees and expenses of the appraiser selected by it. The fees and expenses of the Third Appraiser shall be paid (i) solely by the party whose appraiser's determination of the Fair Market Value deviates by more than 10% from that of the Third Appraiser, or (ii) equally by A&M and Secured Party if the determination of both of the appraisers selected by them deviates by more or less than 10% from that of the Third Appraiser.

     (d) In the event the Fair Market Value of the Stock exceeds the aggregate amount of the Secured Obligations, the number of shares of Stock to be transferred to Secured Party pursuant to Section 10(a) shall be determined by multiplying the number of shares of Stock, by a fraction, the numerator of which is the aggregate amount of the Secured Obligations and the denominator of which is the aggregate Fair Market Value of the Stock determined as provided herein, with any fractional interest settled in cash.

     11. Continuing Security Interest; Transfer of the Non-Recourse Promissory Note. This Agreement shall create a continuing security interest in the Collateral and shall (i) remain in full force and effect until the payment in full of the Secured Obligations, (ii) be binding upon Debtor, its successors and assigns and (iii) inure, together with the rights and remedies of Secured Party hereunder, to the benefit of Secured Party and its successors, transferees and assigns. Without limiting the generality of the foregoing clause (iii), Secured Party may assign or otherwise transfer the Non-Recourse Promissory Note only to any affiliate of Secured Party, and such affiliate shall thereupon become vested with all the benefits in respect thereof granted to Secured Party herein or otherwise. Upon the payment in full of all Secured Obligations, the security interest granted hereby shall terminate and all rights to the Collateral shall revert to Debtor. Upon any such termination Secured Party will, at Debtor's expense, execute and deliver to Debtor such documents as Debtor shall reasonably request to evidence such termination.

     12. Amendments; Etc. No amendment, modification, termination or waiver of any provision of this Agreement, and no consent to any departure by Debtor therefrom, shall in any event be effective unless the same shall be in writing and signed by Secured Party and, in the case of any such amendment or modification, by Debtor.

     13. Notices. Any communications between Secured Party and Debtor and any notices or requests provided herein to be given shall be given in accordance with the provisions set forth in the Term Loan Agreement.

     14. Failure or Indulgence Not Waiver. No failure or delay on the part of Secured Party in the exercise of any power, right or privilege hereunder shall impair such power, right or privilege or be construed to be a waiver of any default or acquiescence therein, nor shall any single or partial exercise of any such power, right or privilege preclude any other or further exercise thereof or of any other power, right or privilege.

     15. Expenses. Debtor will upon demand pay to Secured Party the amount of any and all reasonable expenses, including the reasonable fees and disbursements of counsel and of any experts and agents, which Secured Party may incur in connection with (i) the administration of this Agreement, (ii) the custody, preservation, use or operation of, or the sale of, collection from or other realization upon any of the Collateral, (iii) the exercise or enforcement of any of its rights hereunder or (iv) the failure by Debtor to perform or observe any of the provisions hereof.

     16. Severability. In case any provision in or obligation under this Agreement shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

     17. Headings. Section and subsection headings in this Agreement are included herein for convenience of reference only and shall not constitute a part of this Agreement for any other purpose or be given any substantive effect.

     18. Governing Law; Terms; Jurisdiction. This Agreement and the rights and obligations of the parties hereunder shall be governed by, and shall be construed and enforced in accordance with, the internal laws of the State of New York without regard to conflicts of laws principles, except to the extent that the Uniform Commercial Code of the applicable jurisdiction provides that the validity or perfection of the security interest hereunder, or remedies hereunder, in respect of any particular collateral are governed by the laws of a jurisdiction other than the State of New York. Unless otherwise defined herein or in the Non-Recourse Promissory Note, terms used in Articles 8 and 9 of the Uniform Commercial Code in the State of New York are used herein as therein defined. Any action or proceeding arising out of or relating to this Agreement, the Promissory Note or the Term Loan Agreement shall be heard and determined in an appropriate state or federal court in the State of New York.

     19. Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY AGREES TO WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE PROMISSORY NOTE OR THE TERM LOAN AGREEMENT, OR ANY DEALINGS BETWEEN THEM RELATING TO THE SUBJECT MATTER OF THE PROMISSORY NOTE AND THIS AGREEMENT AND THE LENDER/BORROWER AND SECURED PARTY/DEBTOR RELATIONSHIP THAT IS BEING ESTABLISHED. The scope of this waiver is intended to be all-encompassing of any and all disputes that may be filed in any court and that relate to the subject matter of this transaction, including without limitation, contract claims, tort claims, breach of duty claims, and all other common law and statutory claims. Each party hereto acknowledges that this waiver is a material inducement to enter into a business relationship, that each has already relied on the waiver in entering into this Agreement, and that each will continue to rely on the waiver in their related future dealings. Each party hereto further warrants and represents that each has reviewed this waiver with its legal counsel, and that each knowingly and voluntarily waives its jury trial rights following consultation with legal counsel. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THE WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT, THE PROMISSORY NOTE, THE TERM LOAN AGREEMENT OR TO ANY OTHER DOCUMENTS OR AGREEMENTS RELATING TO THE PROMISSORY NOTE. In the event of litigation, this Agreement may be filed as a written consent to a trial by the court.

     20. Counterparts. This Agreement may be executed in one or more counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument; signature pages may be detached from multiple separate counterparts and attached to a single counterpart so that all signature pages are physically attached to the same document.




            [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK.]

     IN WITNESS WHEREOF, the parties have duly executed this Agreement as of August 28, 1997.


                                             A&M INVESTMENT ASSOCIATES #4, LLC


                                             By ____________________________
                                                Name:
                                                Title:



                                             MADELEINE, LLC


                                             By ____________________________
                                                Name:
                                                Title:

                                   EXHIBIT 2


                          REGISTRATION RIGHTS AGREEMENT



     This REGISTRATION RIGHTS AGREEMENT (this "Agreement") is made and entered into as of January 31, 1997 by WEI ACQUISITION CO., a Delaware corporation (the "Company"), and Cerberus Partners, L.P. ("Cerberus"), CS First Boston Securities Corporation ("First Boston") and Bank of America Illinois ("BofA") (collectively, the "Shareholders"), as the holders of the Registrable Shares (as defined below) and for the benefit of any Eligible Transferee (as defined below). Unless otherwise indicated, all capitalized terms used in this Agreement shall have the meanings given thereto in Section 1 of this Agreement, or if not defined in Section 1, in the section in which such term is used.


                                    RECITALS

     WHEREAS, pursuant to the Debtors' First Amended Chapter 11 Plan, as Revised for Technical Corrections dated October 4, 1996 and Supplemental Amendments on December 2, 1996 and December 13, 1996 (the "POR") and an Asset Purchase Agreement dated as of January 31, 1997 (the "Asset Purchase Agreement"), the Company will acquire substantially all of the assets of Wherehouse Entertainment, Inc., and its parent, WEI Holdings, Inc., which companies are debtors and debtors-in-possession (collectively, the "Debtors"), in Case No. 95-911 (HSB) (Jointly Administered) in the Bankruptcy Court for the District of Delaware; and

     WHEREAS, the POR and the Asset Purchase Agreement provide that the Registrable Shares shall be issued to the Shareholders in connection with the closing of the Asset Purchase Agreement; and

     WHEREAS, the Company desires to grant, and the Shareholders desire to accept, the registration rights set forth in this Agreement in respect of the Registrable Shares.

     NOW,  THEREFORE,  in  consideration  of the premises and for other good and
valuable   considerations,   the  receipt  and   adequacy  of  which  is  hereby
acknowledged, the parties hereto agree as follows:

1.  DEFINITIONS.

     The terms set forth below are used herein as so defined:

     "Anti  Dilutive  Adjustments"  has the meaning  given  thereto in Section
2(b).

     "Asset Purchase Agreement" has the meaning given thereto in the first WHEREAS paragraph of the Recitals hereto.

     "Commission" means the Securities and Exchange Commission, or any other federal agency at the time administering the Exchange Act or the Securities Act.

     "Company" means WEI Acquisition Co., a Delaware corporation.

     "Demand Registration" means a registration requested pursuant to the terms of Section 2 hereof.

     "Effective Date" means the date the POR becomes effective.

     "Eligible Transferee" means any successor or permitted transferee, in a single transaction or series of related transactions, of all, but not less than all, of the Registrable Shares.

     "Exchange Act" means the Securities Exchange Act of 1934, or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect from time to time.

     "Expiration Date" means the date that is two years after the expiration of the holding period under Rule 144 in respect of the Registrable Shares.

     "Holder" means the Shareholders or the Eligible Transferees.

     "Indemnified Person" has the meaning assigned to that term in Section 8(a) hereof.

     "Inspectors" has the meaning assigned to that term in Section 6(e) hereof.

     "New Common Stock" means the common stock, par value $0.01 per share, of the Company.

     "Participating Holder" means any Holder that has Registrable Shares registered for sale pursuant to a Registration Statement.

     "Person" means any individual, partnership, joint venture, corporation, trust, unincorporated organization, or other entity.

     "Piggy-Back Registration" has the meaning assigned to that term in Section 3(a) of this Agreement.

     "POR" has the meaning given thereto in the first WHEREAS paragraph of the Recitals hereto.

     "Records" has the meaning assigned to that term in Section 6(e) hereof.

     "Registrable Shares" means the shares of New Common Stock issued to the Shareholders pursuant to the POR and the Asset Purchase Agreement and held by the Holder from time to time. A share of New Common Stock will cease to be a Registrable Share when (a) a registration statement covering a Registrable Share has been declared effective by the Commission and such share has been disposed of by a Holder pursuant to such effective registration statement, (b) the Registrable Share is transferred to a Person other than an Eligible Transferee,
(c) such share (after initial issuance) is held by the Company or one of its subsidiaries or otherwise ceases to be outstanding, or (d) the share of New Common Stock may be traded without restriction pursuant to paragraph (k) of Rule 144, if applicable.

     "Registration Expenses" has the meaning assigned that term in Section 7 hereof.

     "Registration Statement" means any registration statement or comparable document under the Securities Act through which a public sale or disposition of the Registrable Shares may be registered for public sale, including the prospectus, amendments and supplements to such registration statement, all exhibits, and all material incorporated by reference or deemed to be incorporated by reference in such Registration Statement.

     "Requesting Holders" has the meaning assigned to that term in Section 2(a) of this Agreement.

     "Requisite Holders" means Holders holding at least 35% of the initial total number of Registrable Shares of New Common Stock.

     "Rule 144" means Rule 144 under the Securities Act, as such Rule may be amended from time to time, or any similar rule (other than Rule 144A) or regulation hereafter adopted by the Commission providing for offers and sales of securities made in compliance therewith resulting in offers and sales by subsequent holders that are not affiliates of an issuer of such securities being free of the registration and prospectus delivery requirements of the Securities Act.

     "Securities Act" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect from time to time.

     "Selling Holder" means a Holder who is selling Registrable Shares pursuant to a Registration Statement under this Agreement.

Section 2.  DEMAND REGISTRATION RIGHTS

     (a) At any time prior to the Expiration Date, Requisite Holders may by written notice to the Company request that the Company register all or a portion of the Registrable Shares held by such Holders under the Securities Act and register or qualify under applicable securities laws, including in connection with an initial public offering of the New Common Stock, and, subject to the provisions of this Agreement, the Company shall use its reasonable best efforts to effect such demand registration promptly; provided, however, that the Company shall have no obligation under this Section 2(a) if the sale of the shares by the Holders is then covered under any other Registration Statement (including, pursuant to Section 3 hereof) that includes such shares on a continuing basis.

     Each notice to the Company shall set forth (i) the names of the Requisite Holders requesting registration ("Requesting Holders") and the number of shares to be sold by each and (ii) the proposed manner of sale. Within ten (10) days after receipt of notice from the Requisite Holders, the Company shall notify any Holder who is not a party to the written notice served on the Company and offer to them the opportunity to include their shares in such registration. Each such Holder shall have 20 days following delivery of such notice to elect, by notice to the Company, to have such Holder's Registrable Shares included in such registration. The Company shall have no obligation to effect any Demand Registration under this Section 2 unless the number of Registrable Shares in such Demand Registration shall be equal to at least 250,000 shares or, if lesser, the remaining Registrable Shares (including shares subject to the A&M Options) but not less than 125,000 shares, each of such numbers to be subject to adjustment to reflect any antidilutive adjustments made to the Registrable Shares (the "Anti-Dilutive Adjustments"). The maximum number of such demands under this Section 2 shall be two (2); provided, however, that no such demand may be made after the Expiration Date. A Registration Statement will not count as a Demand Registration hereunder unless it is declared effective by the Commission and remains effective for at least ninety (90) days or such shorter period which shall terminate when all of the Registrable Shares covered by such Demand Registration have been sold pursuant to such Demand Registration; provided, however, that in the event a Registration Statement is withdrawn at the request of the Requesting Holders (other than a withdrawal pursuant to Section 2(c) of this Agreement), such Requesting Holders will forfeit the demand registration rights granted pursuant to this Section 2. These rights are in addition to, and shall not limit, the registration rights of the Holders of Registrable Shares granted pursuant to Section 3 hereunder.

     (b) If the managing  underwriter  of an  underwritten  offering  under this
Section 2 advises the Company in writing that in its opinion the number of shares requested to be included in such registration (including, without limitation, shares to be included in such registration pursuant to ``piggyback'' rights heretofore or hereafter granted by the Company) exceeds the number which can be sold in such offering, the Company will include in such registration only the number of shares which in the opinion of such underwriter can be sold. If the number of shares which can be sold is less than the number of shares proposed to be registered, the amount to be so registered shall be allocated pro rata among the Holders of Registrable Shares desiring to participate in such registration, the Company and the other holders of the Company's securities requested and entitled to be included in such registration, based on the numbers of shares initially proposed to be registered by all such holders.

     (c) The Company shall not be obligated to effect any Demand Registration within three (3) months after the effective date of a previous registration for an underwritten offering under which the Holders had piggyback rights pursuant to Section 3 hereof (irrespective of whether such rights were exercised). The Company may (i) postpone for up to 60 days the filing or the effectiveness of a Registration Statement for a Demand Registration if, based on the good faith judgment of the Company's Board of Directors, such registration and offering would materially interfere with any material financing, acquisition, corporate reorganization, security offering or other material transaction, or such postponement or withdrawal is necessary in order to avoid premature disclosure of a matter the Board of Directors of the Company has determined would not be in the best interest of the Company to be disclosed at such time or (ii) postpone the filing of a Demand Registration for a period of not more than 60 days in the event the Company shall be required to prepare audited financial statements as of a date other than its fiscal year end (unless the Holders requesting such registration agree to pay the expenses of such an audit); provided, however, that in no event shall the Company withdraw a Registration Statement under clause (i) after such Registration Statement has been declared effective; and provided, further, that in any of the events described in clause (i) or (ii) above, the Holders initiating the request for such Demand Registration shall be entitled to withdraw such request (without expense to such Holders) and, if such request is withdrawn, such Demand Registration shall not count as a permitted
Demand Registration. The Company shall provide prompt written notice to the Requesting Holders of (x) any postponement or withdrawal of the filing or effectiveness of a Registration Statement pursuant to this paragraph (c), (y) the Company's decision to file or seek effectiveness of such Registration Statement following such withdrawal or postponement and (z) the effectiveness of such Registration Statement.

     (d) If any of the Registrable Shares covered by a Demand Registration are to be sold in an underwritten offering, the Company shall have the right to select the managing underwriter(s) to administer the offering, subject to the approval of the Holders of a majority in interest of the Registrable Shares initiating the request for registration, which approval shall not be unreasonably withheld.

Section 3.  PIGGY-BACK REGISTRATION RIGHTS

     (a) If the Company, at any time prior to the Expiration Date, proposes to register any New Common Stock under the Securities Act (other than pursuant to
Section 2 of this Agreement or pursuant to a registration statement on a form exclusively for the sale or distribution of securities by the Company to employees of the Company or its subsidiaries or for use exclusively in connection with a business combination) whether or not for sale for its own account, and the registration form to be used may be used for the registration of Registrable Shares, it will give prompt written notice to all Holders of the Company's intention to effect such a registration and include in such registration all Registrable Shares with respect to which the Company has received written notice from a Holder for inclusion therein within 20 days after the date of the Company's notice; provided, that:

               (i) if, at any time after giving written notice of its intention to register any shares and, prior to the effective date of the Registration Statement filed in connection with such registration, the Company shall determine for any reason not to register such shares, the Company may, at its election, give written notice of such determination to each Holder requesting inclusion therein, and, thereupon, the Company shall be relieved of its obligation to register any Registrable Shares in connection with such withdrawn or unfiled registration (but not of its obligation to pay the Registration Expenses in connection therewith);

               (ii) if such registration shall be in connection with an underwritten public offering and the managing underwriter shall advise the Company in writing that in its opinion the number of shares requested to be included in such registration exceeds the number of such securities which can be sold in such offering or would have an adverse impact on the price of such securities, the amount to be registered shall be allocated first, to the Company if such registration is not being effected as a result of the exercise of any demand registration rights by a holder of the Company's securities, and second, pro rata among the Requesting Holders desiring to participate in such registration and the other holders of the Company's securities requested to be included in such registration, based on the numbers of shares initially proposed to be included by such holders. If such registration is being effected as a result of the exercise of any demand registration rights by a holder of the Company's securities, the amount of securities to be included in such registration shall be allocated pro rata among the Holders of Registrable Shares desiring to participate in such registration, the Company and among other holders of the Company's securities requested and entitled to be included in such registration, based on the numbers of shares initially proposed to be registered by the Company and all such holders; and

               (iii) the number of shares to be sold by the Holders is not less than 50,000 (subject to Anti-Dilutive Adjustments).

          (b) If any Registration pursuant to this Section 3 is an underwritten primary offering, the Holders shall not have the right to select the managing underwriter to administer such offering.

          (c) The maximum number of Piggy-Back Registrations under this Section 3 shall be two.

Section 4. SUSPENSION OF EFFECTIVENESS.

     The Company's obligations under Section 2(a) and Section 3(a) shall not restrict its ability to suspend the effectiveness of, or direct Holders not to offer or sell securities under, any Demand Registration or a Piggy-Back Registration, at any time, for such reasonable period of time not to exceed 60 days which the Company believes is necessary to prevent the premature disclosure of any events or information having a material effect on the Company. In addition, the Company shall not be required to keep a Piggy-Back Registration or any Demand Registration, effective, or may, without suspending such effectiveness, instruct the holders of Registrable Shares included in a Piggy-Back Registration or any Demand Registration, not to sell such securities, during any period during which the Company is instructed, directed, ordered or otherwise requested by any governmental agency or self-regulatory organization to stop or suspend such trading or sales.

5.  HOLDBACK AGREEMENT.

     (a) In the event of any filing of a prospectus supplement or the commencement of an underwritten public distribution of New Common Stock under a Registration Statement, whether or not Registrable Shares are included, each Holder agrees not to effect any public sale or distribution of New Common Stock (except as part of such underwritten public distribution), including a sale pursuant to Rule 144 or Rule 144A under the Securities Act, during a period designated by the Company in a written notice duly given to the Holders in accordance with Section 10(b), which period shall commence approximately 14 days prior to the effective date of any such filing of such prospectus supplement or the commencement of such underwritten public distribution of New Common Stock under a Registration Statement and shall continue for up to 134 consecutive days.

     (b) The foregoing provisions shall not apply to any Holder to the extent such Holder is prohibited by applicable law from agreeing to withhold from sale pursuant to a binding commitment entered into prior to receipt of the notice contemplated by Section 5(a).

6.  REGISTRATION PROCEDURES.

     Except as otherwise expressly provided herein and subject to Section 7, in connection with any registration of Registrable Shares pursuant to this Agreement, the Company shall, as expeditiously as possible:

     (a) prepare and file with the Commission a Registration Statement on the appropriate form with respect to such Registrable Shares and use its reasonable best efforts to cause such Registration Statement to become effective as soon as practicable thereafter; and before filing a Registration Statement or prospectus or any amendments or supplements thereto, furnish to each Selling Holder copies of such Registration Statement and such other documents as proposed to be filed (including copies of any document to be incorporated by reference therein), and thereafter furnish to each Selling Holder such number of copies of such Registration Statement, each amendment and supplement thereto (including copies of any document to be incorporated by reference therein), at the written request of the Selling Holder, including all exhibits thereto, the prospectus included in such registration statement (including each preliminary prospectus), and, promptly after the effectiveness of a Registration Statement, the definitive final prospectus filed with the Commission, and such other documents as such Selling Holder may reasonably request in order to facilitate the disposition of the Registrable Shares owned by such Selling Holder;

     (b) use its reasonable best efforts to register or qualify such Registrable Shares under such other securities or blue sky laws of such jurisdictions within the United States as any Selling Holder reasonably (in light of such Selling Holder's intended plan of distribution) requests; provided that the Company will not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 6(b),
(ii) subject itself to taxation in any such jurisdiction or (iii) consent to general service of process in any such jurisdiction;

     (c) notify each Selling Holder of such Registrable Shares, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the occurrence of any event as a result of which the prospectus included in such Registration Statement (including any document to be incorporated by reference therein) contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading and, at the request of any such Selling Holder, the Company shall prepare a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Shares, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and promptly make available to each Selling Holder any such supplement or amendment;

     (d) in connection with an underwritten public offering, enter into customary agreements (including, if requested, an underwriting agreement), reasonably satisfactory in form and substance to the Company, and take such other actions in connection therewith as the Holders of at least a majority in interest of the Registrable Shares being sold or the underwriter shall reasonably request in order to consummate the disposition of such Registrable Shares;

     (e) make available for inspection during business hours on reasonable advance notice by any Selling Holder of such Registrable Shares, any underwriter participating in any disposition pursuant to a Registration Statement, and any attorney, accountant or other professional retained by any such Selling Holder or underwriter (collectively, the ``Inspectors''), all financial and other records, pertinent corporate documents and properties of the Company (collectively, the ``Records'') as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the Company's officers, directors and employees to supply all information reasonably requested by any such Inspector in connection with such Registration Statement. Records which the Company determines, in good faith, to be confidential and which it notifies the Inspectors are confidential shall not be disclosed by the Inspectors unless (i) the disclosure of such Records is necessary to avoid or correct a material misstatement or omission in the Registration Statement or
(ii) the release of such Records is ordered pursuant to a subpoena or other order from a court of competent jurisdiction. Each Selling Holder of such Registrable Shares further agrees that it will, upon learning that disclosure of such Records is sought in a court of competent jurisdiction, give written notice to the Company, and allow the Company, at the Company's expense, to undertake appropriate action to prevent disclosure of the Records it deemed confidential. Each Selling Holder of such Registrable Shares further agrees that information obtained by it as a result of such inspections which is deemed confidential by the Company shall not be used or disclosed by it, and it shall cause each of its Inspectors not to use or disclose such confidential information, as the basis for any market transactions in securities of the Company or for any purpose other than any due diligence review with respect to decisions regarding such Selling Holder's investment in the Registrable Shares, unless and until such information is made generally available to the public;

     (f) in the event such sale is pursuant to an underwritten offering, use its reasonable best efforts to obtain (i) a comfort letter or comfort letters from the Company's independent public accountants in customary form and covering such financial and accounting matters of the type customarily covered by comfort letters as the Selling Holders of a majority in interest of the Registrable Shares being sold or the managing underwriter reasonably request, and (ii) an opinion or opinions from counsel for the Company, addressed to the underwriters, covering the matters customarily covered in opinions given by counsel in similar transactions; and

     (g) notify the Selling Holders and the managing underwriters, if any, promptly, and (if requested by any such Person) confirm such advice in writing,
(i) when the Registration Statement, the prospectus or any prospectus supplement or post-effective amendment has been filed, and, with respect to the Registration Statement or any post-effective amendment, when the same has become effective, (ii) of the issuance by the Commission of any stop order suspending the effectiveness of a Registration Statement or of any order preventing or suspending the use of any preliminary prospectus or the initiation of any proceedings for that purpose and the Company shall promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued and (iii) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of a Registration Statement or any of the Registrable Shares for offer or sale in any jurisdiction, or the initiation or threatening of any proceeding for such purpose.

     The Company may require each Selling Holder of Registrable Shares as to which any registration is being effected to furnish to the Company such information regarding the Selling Holder and the distribution of such Registrable Shares as the Company may from time to time reasonably request in writing and such other information as may be legally required in connection with such registration. Each Selling Holder agrees, by its acquisition of Registrable Shares and its acceptance of the benefits provided to it hereunder, to furnish promptly to the Company all information required to be disclosed in order to make the information previously furnished to the Company by such Selling Holder not materially misleading.

     Each Holder agrees that upon receipt of any notice from the Company of the happening of any event of the kind described in Sections 4, 6(c), (g)(ii) or
(g)(iii) hereof, such Holder will forthwith discontinue disposition of Registrable Shares pursuant to the Registration Statement covering such Registrable Shares until such Holder's receipt of the copies of the supplemented or amended prospectus contemplated by Section 6(c) hereof, or until it is advised in writing by the Company that the use of the prospectus may be resumed, and, if so directed by the Company, such Holder will deliver to the Company (at the Company's expense) all copies, other than permanent file copies then in such Holder's possession, of the prospectus covering such Registrable Shares current at the time of receipt of such notice. In the event the Company shall give any such notice under Section 6(c), (g)(ii) or (g)(iii), the Company shall extend the period during which such Registration Statement shall be maintained effective by the number of days during the period from and including the date of the giving of such notice pursuant to Section 6(c) hereof to and including the date when each Holder of Registrable Shares covered by such Registration Statement shall have received the copies of the supplemented or amended prospectus contemplated by Section 6(c) hereof.

7.  REGISTRATION EXPENSES.EXPENSES

     All expenses incident to the Company's performance of or compliance with this Agreement, including, without limitation, all registration and filing fees, fees and expenses of compliance with securities or ``blue sky'' laws (including reasonable fees and disbursements of counsel of the Company and counsel for the underwriters in connection with ``blue sky'' qualifications of the Registrable Shares), fees and expenses associated with filings required to be made with the National Association of Securities Dealers, Inc., and with listing on any national securities exchange or exchanges in which listing may be sought, printing expenses, messenger and delivery expenses, fees and expenses of counsel for the Company and its independent certified public accountants (including the expenses of any special audit or ``cold comfort'' letters required by or incident to such performance), securities acts liability insurance (if the Company elects to obtain such insurance), the fees and expenses of any special experts retained by the Company in connection with such registration, and fees and expenses of other persons retained by the Company (all such expenses being herein called ``Registration Expenses'') will be borne (i) by the Company in respect of a Piggy-Back Registration and (ii) by the Selling Holders in respect of any Demand Registration, in each case whether or not any registration statement becomes effective; provided that in no event shall Registration Expenses payable by the Company include any (A) underwriting discounts, commissions, or fees attributable to the sale of the Registrable Shares, (B) fees and expenses of any counsel, accountants, or other persons retained or employed by the Holders or underwriters, or (C) transfer taxes, if any.

8.  INDEMNIFICATION; CONTRIBUTION.RIBUTION

     (a) Indemnification by Company. The Company agrees to indemnify and hold harmless each Selling Holder of Registrable Shares, its officers, directors, partners and agents and each Person, if any, who controls such Selling Holder within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act (each such person being sometimes hereinafter referred to as an "Indemnified Person'') from and against any and all losses, claims, damages, liabilities and judgments (including, the reasonable legal expenses incurred in connection with any action, suit or proceeding) arising out of or based upon (i) any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or prospectus or in any amendment or supplement thereto or in any preliminary prospectus relating to a registration hereunder or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein in light of the circumstances under which they were made, not misleading, or (ii) any violation by the Company of any federal, state or common law rule or regulation applicable to Company and relating to action or inaction required by the Company in connection with any such registration; provided, however, that the Company shall not be liable for any losses, claims, damages, liabilities or judgments arise out of, or are based upon, any such untrue statement or omission or allegation thereof based upon information furnished in writing to the Company by such Selling Holder or on such Selling Holder's behalf for use therein, or by any Holder's failure to deliver a copy of the Registration Statement or prospectus or any amendment or supplement thereto after being furnished with a sufficient number of copies thereof by the Company.

     (b) Conduct of Indemnification Proceedingsb) Conduct of Indemnification Proceedings. If any action or proceeding (including any governmental investigation) shall be brought or asserted against any Indemnified Person in respect of which indemnity may be sought from the Company, such Indemnified Person shall promptly notify the Company in writing, and the Company shall assume the defense thereof, including the employment of counsel reasonably satisfactory to such Indemnified Person and the payment of all reasonable expenses. Such Indemnified Person shall have the right to employ separate counsel in any such action and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless (i) the Company has agreed to pay such fees and expenses or (ii) the named parties to any such action or proceeding (including any impleaded parties) include both such Indemnified Person and the Company, and such Indemnified Person shall have been advised in writing by the counsel employed by the Company in accordance with the provisions of this Section 8(b) that there exists a conflict of interest between such Indemnified Person and the Company with respect to such claim (in which case, if such Indemnified Person notifies the Company in writing that it elects to employ separate counsel at the expense of the Company, the Company shall not have the right to assume the defense of such action or proceeding on behalf of such Indemnified Person, it being understood, however, that the Company shall not, in connection with any one such action or proceeding or separate but substantially similar or related actions or proceedings in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate firm of attorneys at any time for such Indemnified Person and any other Indemnified Persons, which firm shall be designated in writing by a majority of such Indemnified Persons and be reasonably acceptable to the Company). The Company shall not be liable for any settlement of any such action or proceeding effected without the Company's prior written consent, but if settled with its prior written consent, or if there be a final, unappealable judgment for the plaintiff in any such action or proceeding, the Company agrees to indemnify and hold harmless such Indemnified Persons from and against any loss or liability (to the extent stated above) by reason of such settlement or judgment.

     (c) Indemnification by Holders of Registrable Sharesc) Indemnification by Holders of Registrable Shares. Each Selling Holder agrees severally and not jointly to indemnify and hold harmless the Company, its directors, officers and agents and each Person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Company to such Selling Holder, but only with respect to information furnished in writing by such Selling Holder or on such Selling Holder's behalf for use in any Registration Statement or prospectus or any amendment or supplement thereto, or any preliminary prospectus or by any Holder's failure to deliver a copy of the Registration Statement or prospectus or any amendment or supplement thereto after being furnished with a sufficient number of copies thereof by the Company. In case any action or proceeding shall be brought against the Company or its directors, officers or agents or any such controlling person, in respect of which indemnity may be sought against such Selling Holder, such Selling Holder shall have the rights and duties given to the Company, and the Company or its directors, officers or agents or such controlling person shall have the rights and duties given to such Selling Holder by the preceding Section 8(b).

     (d) Contribution. If the indemnification provided for in this Section 8 is unavailable to or unenforceable by the Company or the Indemnified Persons in respect of any losses, claims, damages, liabilities or judgments referred to herein, then each such indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities and judgments in such proportions as is appropriate to reflect the relative fault of the Company and the Indemnified Persons in connection with the actions or inactions which resulted in such losses, claims, damages, liabilities and judgments, as well as any other relevant equitable considerations (including the relative fault and indemnification or contribution obligations of other relevant parties). The relative fault of the indemnifying party on the one hand and of the indemnified person on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party, and by such party's relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

     The Company and the Indemnified Persons agree that it would not be just and equitable if contribution pursuant to this Section 8(d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

9.   PARTICIPATION IN UNDERWRITTEN REGISTRATIONS.

     No Person may participate in any underwritten registration hereunder unless such Person (a) agrees to sell such Person's securities on the basis provided in any underwriting arrangements approved by the persons entitled hereunder to approve such arrangements, (b) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements and (c) agrees to pay such Person's pro rata portion of all underwriting discounts, commissions and fees.

10.  MISCELLANEOUS

     (a) Amendments and Waivers. The provisions of this Agreement may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given unless the Company has obtained the written consent of Holders of at least a majority in interest of the Registrable Shares. Notwithstanding the foregoing, (i) if a waiver or consent to departure from the provisions hereof does not adversely affect the rights of all of the Holders, the Company shall not be required to obtain the consent of any such Holder not adversely affected thereby, and (ii) if such waiver or consent to departure relates exclusively to the rights of Holders whose Registrable Shares are being sold pursuant to a Registration Statement and does not directly or indirectly affect the rights of other Holders, such waiver or consent to departure may be given by Holders of a least a majority in interest of the Registrable Shares being sold by such Holders pursuant to such Registration Statement; provided that the provisions of this sentence may not be amended, modified or supplemented except in accordance with the provisions of the immediately preceding sentence.

     (b) Notices. All notices and other communications provided for or permitted hereunder shall be in writing and shall be delivered personally or by first-class mail, telecopier or overnight courier:

          (i) if to a Holder of Registrable Shares, at the most current address set forth on the books of the Company, and

          (ii) if to the Company, initially at 19701 Hamilton Avenue; Torrance, California 90502-1334, Attention: Henry Del Castillo, and thereafter at such other address, notice of which is given in accordance with the provisions of this Section 10(b).

     All such notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; five business days after being deposited in the mail (postage prepaid), if mailed; upon receipt of a telecopy confirmation sheet, if telecopied; and on the day delivered if sent by an air courier guaranteeing overnight delivery.

     (c) Cerberus Appointed Attorney-in-Fact; Indemnificationc) Cerberus Appointed Attorney-in-Fact; Indemnification. First Boston and BofA hereby irrevocably appoint Cerberus as their attorney-in-fact, with full authority in the place and stead of First Boston and BofA, from time to time in Cerberus' discretion to take any action and to execute any instrument that Cerberus may deem necessary or advisable to accomplish the purposes of this Agreement, including without limitation, to exercise the registration rights set forth in Sections 2 and 3 of this Agreement. First Boston and BofA agree to indemnify Cerberus from and against any and all claims, losses and liabilities in any way relating to, growing out of or resulting from this Agreement and the transactions contemplated hereby, except to the extent such claims, losses or liabilities result solely from Cerberus' gross negligence or willful misconduct as finally determined by a court of competent jurisdiction.

     (d) Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and, to the extent set forth herein, the assigns of each of the parties, including without limitation and without the need for an express assignment, Eligible Transferees.

     (e) Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

     (f) Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

     (g) Governing Lawg) Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER AND INTERPRETED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICTS OF LAW PRINCIPLES.

     (h) Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall not invalidate the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable any such provision in any other jurisdiction.

     (i) Entire Agreement. This Agreement is intended by the parties as a final expression of their agreement and is intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein with respect to the registration rights granted by the Company with respect to the Registrable Shares. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

     (j) Effectiveness. This Agreement shall become effective on the Effective Date.


            [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK.]

     IN WITNESS WHEREOF, the Company and the Holder have executed this Agreement as of the date first written above.


                                           COMPANY:

                                           WEI ACQUISITION CO.


                                           By ______________________________
                                              Name:
                                              Title:


                                           HOLDERS:

                                           CERBERUS PARTNERS, L.P.


                                           By ______________________________
                                              Name:
                                              Title:



                                          CS FIRST BOSTON SECURITIES CORPORATION


                                          By ______________________________
                                             Name:
                                             Title:



                                          BANK OF AMERICA ILLINOIS


                                          By ______________________________
                                             Name:
                                             Title:

                                   EXHIBIT 3

                           TAG-ALONG RIGHTS AGREEMENT


     This Tag-Along Rights Agreement (this "Agreement") is made as of January 31, 1997 by and between Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus") on behalf of itself and its affiliates and the accounts referred to in clause (B) of Section 1(b)(ii) below, United States Trust Company of New York, as the warrant agent (together with its successor and assigns, the "Warrant Agent") under the Warrant Agreements (as defined below) and the Initial Holders (as defined below).

                                    RECITALS

     WHEREAS, pursuant to the Debtors' First Amended Chapter 11 Plan, as Revised for Technical Corrections dated October 4, 1996 and Supplemental Amendments on December 2, 1996 and December 13, 1996, (the "POR"; all capitalized terms used herein without definition having the meanings given thereto in the POR), and an Asset Purchase Agreement dated as of January 31, 1997, WEI Acquisition Co., a Delaware corporation (the "Company") will acquire substantially all of the assets of Wherehouse Entertainment, Inc., and its parent, WEI Holdings, Inc., which companies are debtors and debtors-in-possession in Case No. 95-911 (HSB) (Jointly Administered) in the United States Bankruptcy Court for the District of Delaware;

     WHEREAS, Cerberus and the other holders of the Senior Lender Claims will acquire pursuant to the POR a majority of the shares of common stock, par value $0.01, of the Company (the "Common Stock");

     WHEREAS, the POR provides that the Company shall issue to the holders of the Senior Subordinated Note Claims three tranches of warrants and such warrants will be issued pursuant to (i) that certain Warrant Agreement dated as of the date hereof (the "Tranche A Warrant Agreement") by and between the Company and the Warrant Agent relating to the Tranche A Warrants (the "Tranche A Warrants"),
(ii) that certain Warrant Agreement dated as of the date hereof (the "Tranche B Warrant Agreement") by and between the Company and the Warrant Agent relating to the Tranche B Warrants (the "Tranche B Warrants") and (iii) that certain Warrant Agreement dated as of the date hereof (the "Tranche C Warrant Agreement"; and, together with the Tranche A Warrant Agreement and the Tranche B Warrant Agreement, the "Warrant Agreements") by and between the Company and the Warrant Agent relating to the Tranche C Warrants (the "Tranche C Warrants"; and, together with the Tranche A Warrants and the Tranche B Warrants, the "Warrants");

     WHEREAS, the POR provides that this Agreement shall have been entered into by Cerberus and the Warrant Agent as a condition to the effectiveness of the POR.

     NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the parties hereto agree as follows:

     1. Tag-Along Right; Notices; Exercised Shares; Cutbacks; Expiration.

     (a) Tag-Along Right. Prior to the Expiration Date (as defined in Section 1(e) below), each Holder (as defined below) that executes and delivers a counterpart of this Agreement (each an "Initial Holder") shall have the right (the "Tag-Along Right") to require Cerberus to cause any third party (the "Third Party Purchaser") who proposes to purchase from Cerberus (or any of its affiliates or any accounts managed by Cerberus after which purchase Cerberus shall cease to have the power to exercise control of the shares of Common Stock so transferred) in one or a series of related transactions beneficial ownership to at least 750,000 shares of Common Stock acquired by Cerberus under the POR (as adjusted for any stock split, stock dividend, subdivision, reissuance, reclassification or other adjustment to the Common Stock held by Cerberus) (such sale, a "Tag-Along Sale") to purchase from such Initial Holder up to the number of whole Exercised Shares (as defined in Section 1(c) below and rounded to avoid fractional shares) equal to the number (the "Warrantholder's Portion") derived by multiplying the total number of shares of Common Stock subject to the Warrant(s) initially distributed to such Initial Holder exercising a Tag-Along Right and held by such Initial Holder prior to the Tag-Along Sale (whether through unexercised Warrants or through Exercised Shares (as defined in Section 1(c) below)) by a fraction, the numerator of which is the number of shares of Common Stock proposed to be purchased by the Third Party Purchaser in the Tag-Along Sale and the denominator of which is the sum of (x) the total number of shares of Common Stock held by Cerberus, (y) the total number of shares of Common Stock issuable upon exercise of all of the unexercised Warrants and the total number of Exercised Shares, in each case, held by all of the Initial Holders prior to the Tag-Along Sale and (z) if Alvarez & Marsal, Inc. or its affiliates (collectively, "A&M") have the right to participate in the Tag-Along Sale, the total number of shares of Common Stock issuable to A&M upon the exercise of all stock options, rights or warrants held by A&M, in each case on a fully diluted basis, assuming the exercise in full of all such Warrants, options and other rights outstanding. The purchase price for any Exercised Shares purchased from the Initial Holders pursuant to this Section 1 shall be at the same price per share and the sale shall also be made upon the same terms and conditions as such proposed transfer by Cerberus (the "Transfer Terms"). As used in this Agreement, "Holder" shall mean only those holders of Senior Subordinated Note Claims (i) that are holders of Senior Subordinated Note Claims as of
January 31, 1997 (the "Record Date") and (ii) that have provided evidence reasonably satisfactory to the Warrant Agent that they were holders of Senior Subordinated Note Claims as of the Record Date. No other holders of Senior Subordinated Note Claims or Warrants shall be entitled to any rights under this Agreement.

     (b) Notices; Election to Sell. (i) If a Tag-Along Sale is a negotiated sale to a non-broker-dealer Third-Party Purchaser, Cerberus shall promptly notify the Warrant Agent if Cerberus proposes to make a Tag-Along Sale giving rise to the Tag-Along Right, and shall furnish to the Warrant Agent the Transfer Terms and a copy of any written offer or agreement pertaining thereto (the "Cerberus Notice"). Upon receipt of the Cerberus Notice, the Warrant Agent shall, within three (3) Business Days of the receipt of such notice from Cerberus, provide written notice to the Initial Holders (the "Warrant Agent Notice") of the proposed Tag-Along Sale setting forth the Transfer Terms, together with a letter of transmittal in the form set forth on Exhibit A attached hereto (the "Letter of Transmittal"). The Tag-Along Right may be exercised by an Initial Holder by delivery of a properly completed Letter of Transmittal, together with the share certificates, to the Warrant Agent within fifteen (15) Business Days following its receipt of the Warrant Agent Notice. Among other matters, the Letter of Transmittal shall state the number of Exercised Shares that the Warrantholder proposes to include in the Tag-Along Sale (not to exceed the Warrantholder's Portion). Any Tag-Along Rights held by an Initial Holder to participate in a Tag-Along Sale shall expire with respect to that Tag-Along Sale if a properly completed Letter of Transmittal, together with the requisite certificates and other documents required thereby, are not timely received by the Warrant Agent.

          (ii) Notwithstanding anything to the contrary in this Agreement, Tag-Along Sales shall be deemed not to include, and Tag-Along Rights shall not be available in connection with, any of the following transfers: (A) transfers to affiliates of Cerberus; (B) transfers to funds or accounts managed by Cerberus after which Cerberus continues to have the power to exercise control of the shares of Common Stock so transferred; and (C) sales into the market or through customary broker transactions.

          (iii) In the case of a sale of Common Stock that in the absence of clause (C) of paragraph (ii) above would constitute a Tag-Along Sale, Cerberus shall notify the Warrant Agent of the number of shares sold and the cash price received in such sale (the "Cerberus Terms") promptly following completion of the sale. Upon receipt of such notice, the Warrant Agent shall promptly provide written notice to the Initial Holders of the Cerberus Terms, together with a letter of transmittal (a "Market Sale Commitment") in the form set forth in Exhibit B attached hereto. An Initial Holder may sell to Cerberus, and Cerberus shall purchase at the cash price specified in the Cerberus Terms (a "Tag-Along Market Sale"), the Warrant Holder's Portion of the Market Sale (calculated as if it were a Tag-Along Sale) if such Initial Holder delivers a properly completed Market Sale Commitment to the Warrant Agent within ten (10) Business Days after receipt by such Initial Holder of notice from Cerberus of the Cerberus Terms. Any right to cause Cerberus to purchase shares hereunder shall expire if a properly completed Market Sale Commitment, together with the requisite certificates and other documents required thereby, is not timely received by the Warrant Agent.

     (c) Exercised Shares. Notwithstanding anything to the contrary contained herein, only those Warrants that are exercised into shares of Common Stock pursuant to the terms of the Warrant Agreement under which they were issued (the "Exercised Shares") prior to the Tag-Along Sale or Tag-Along Market Sale, shall be entitled to the Tag-Along Right. On or prior to the date on which the Tag-Along Sale or Tag-Along Market Sale pursuant to Section 1(b)(i) or (iii) above, respectively, is scheduled to close, each Initial Holder that submitted a Letter of Transmittal or Market Sale Commitment, as the case may be, shall exercise that number of Warrants equal to the number of Exercised Shares (not exceeding the Warrantholder's Portion) set forth in the Letter of Transmittal or Market Sale Commitment, as the case may be (the "Noticed Shares") in accordance with the terms of the Warrant Agreement under which such Warrants were issued, such exercise to be effective upon consummation of the sale, and any such Warrants not so exercised shall be deemed exercised to the extent of the Noticed Shares for all purposes on the date of the Tag Along Sale or the Tag-Along Market Sale, as the case may be, as reduced pursuant to Section 1(d) below, as applicable, and in such event the Exercise Price shall be deducted from the purchase price and delivered to the Warrant Agent.

     (d) Cut-Backs. If the Third Party Purchaser purchases a number of shares of Common Stock that is less than the number of shares set forth in the Transfer Terms or the number of shares that all persons entitled to participate in the Tag-Along Sale propose to include in the Tag-Along Sale, the number of shares to be included in the Tag-Along Sale by the Initial Holders, Cerberus and the other parties entitled to participate in the Tag-Along Sale shall be reduced pro-rata based on the number of shares originally permitted to be included by such parties prior to such reduction. Any Exercised Shares not actually sold by an Initial Holder as a result of the application of the previous sentence shall not be deemed exercised.

     (e) Expiration. Each Initial Holder's rights under Section 1 shall expire upon the earliest of (the "Expiration Date") (i) three years after the issuance of the Warrants, (ii) the completion of a public offering of the Common Stock yielding proceeds of at least $5,000,000 pursuant to a registration statement under the Securities Act of 1933, as amended, (iii) the 181st day after the listing of the Common Stock on the New York Stock Exchange or the American Stock Exchange, or the commencement of bid and ask or similar price quotations for the Common Stock on the "National Market" system of NASDAQ, and (iv) with respect to the Warrants and Exercised Shares so transferred, upon the sale, disposition, grant or other transfer of a Warrant or Exercised Share.

     2. Non-Transferable. The Tag-Along Right granted to an Initial Holder under this Agreement shall not be transferrable by the Initial Holder and the Warrant Agent shall not recognize or give effect to any such transfer.

     3. General.

     (a) Amendment. No modification or amendment of, or waiver under, this Agreement shall be valid unless in writing and signed by each of the parties hereto.

     (b) Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of California without regard to conflict of law principles.

     (c) Severability. If any term, provision, covenant or restriction herein is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby.

     (d) Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered personally or sent by overnight courier express service or two days after having been deposited in the United States mail, registered or certified, return receipt requested, postage prepaid, addressed as follows:

                  (1)      If to the Warrant Agent, to:

                           United States Trust Company of New York
                             Corporate Trust Division
                           114 West 47th Street, 15th Floor
                           New York, NY  10036-1532
                           Attention:  Louis Young

                  (2)      If to the Company, to:

                           19701 Hamilton Avenue
                           Torrance, California  90502-1334
                           Attention:  Henry Del Castillo

                           with a copy to:

                           O'Melveny & Myers LLP
                           400 South Hope Street
                           Los Angeles, California  90071
                           Attention:  Ben H. Logan, Esq. and
                                       C. James Levin Esq.

                           and a copy to:

                           Cerberus Partners, L.P.
                           950 Third Avenue
                           New York, New York  10022
                           Attention:  Robert Davenport

                  (3) If to the Initial Holders, to the address set forth in the register maintained by the Warrant Agent or to such other address or addresses as each of the parties hereto (except the Initial Holders) may communicate in writing to the other. Written notice given by any other method shall be deemed effective only when actually received by the party to whom given.

     (e) Entire Agreement. This Agreement contains the entire understanding of the parties hereto respecting the subject matter hereof and supersedes all prior discussions and understandings.

     (f) Assignment. This Agreement may not be assigned by the Initial Holders.

     (g) Counterparts. This Agreement may be signed in counterparts and each such counterpart shall be deemed to be an original and all such counterparts shall be deemed to be one and the same instrument.

     (h) Non-Signing Holders. This Agreement shall be effective with respect to each Initial Holder irrespective of whether there are other holders of Senior Subordinated Note Claims who were eligible to become an Initial Holder with rights under this Agreement, but failed to execute this Agreement or failed to provide evidence to the Warrant Agent that they were holders of Senior
Subordinated Note Claims as of the Record Date. Any holder of a Senior Subordinated Note Claim who fails to execute this Agreement by the date that is two-months from the Effective Date (the "Initial Holder Deadline") shall not be entitled to any Tag-Along Rights or other rights under this Agreement irrespective of whether such holder would otherwise have qualified as an Initial Holder. Warrant Agent shall use its commercially reasonable best efforts to identify the parties entitled to become an Initial Holder hereunder prior to the Initial Holder Deadline, but shall not have any obligation to identify such parties after the Initial Holder Deadline.

                  [remainder of page intentionally left blank]

     IN WITNESS THEREOF, the parties have executed this Agreement as of the day and year first above written.


                                               CERBERUS PARTNERS, L.P.


                                               By:___________________
                                                  Name:_________________
                                                  Its:  General Partner


                                               UNITED STATES TRUST COMPANY OF
                                               NEW YORK


                                               By:___________________
                                               Name:_________________
                                               Its: _________________


                                               INITIAL HOLDERS


                                               _____________________

                                               _____________________

                                               _____________________

                                               _____________________

                                               _____________________

                                               _____________________

                                               _____________________

                                               _____________________

                                               _____________________

                                               _____________________